

March 29, 2017

Fabio Battaglia, Esq.
Stradley Ronon Stevens & Young, LLP
2005 Market Street, Suite 2600
Philadelphia, Pennsylvania 19103-7018

      Re: <u>BMT Investment Funds, File Nos. 333-216255, 811-23234</u>

Dear Mr. Battaglia:

      We have reviewed the registration statement for BMT Investment Funds' BMT Multi-Cap Fund filed on Form N-1A with the Securities and Exchange Commission on February 27, 2017, and have the comments below. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

Prospectus

Cover Page

1. Please provide the staff with the Fund's ticker symbol in advance so that the staff can assess whether it is appropriate for the Fund.

Fee Table

2. Please provide the staff with a completed fee table and expense example as soon as practicable.

3. Please confirm to the staff that the Operating Expenses Limitation Agreement referenced in footnote 3 to the fee table will be in effect for at least one year from the date the registration statement goes effective.

Principal Investment Strategies of the Fund

4. The use of the word "multi-cap" in the name of the fund implies that the fund will invest in companies of any market capitalization. In the first paragraph of this section, the fund states that "[t]he Adviser will generally select securities with market capitalizations of $500 million

or higher." Please clarify in the disclosure whether this means that on occasion, the Adviser will select securities with market capitalizations lower than $500 million or that the Adviser will focus mostly on small capitalization securities. Furthermore, if the Adviser will focus on any particular market capitalization range within "$500 million or higher," please specify.

5. On page 2, the prospectus states that "[t]he Fund may . . . invest up to 10% of its net assets in fixed income securities." Please disclose the maturity and quality parameters for such securities.

Principal Investment Risks

6. On page 3, the prospectus discusses a "New Fund Risk." If the advisor is also new to managing funds, please consider adding a related risk.

Investment Objective, Principal Investment Strategies and Related Risks

7. On page 5, the prospectus states that "[u]nder normal market conditions, the Fund will seek to invest in equity securities which include common stocks, preferred stocks and convertible securities" but does not mention that the Fund will invest "at least 80% of its net assets (including any borrowings for investment purposes) in equity securities of publicly traded companies" as mentioned on page 2 in the summary prospectus. Please discuss the Fund's 80% policy in the Principal Investment Strategies section on page 5.

8. On page 8, the Fund includes "Investment Company Risk" as a principal risk, however, this risk is omitted from the Principal Investment Risks in the summary prospectus on pages 2–3. If the Fund considers "Investment Company Risk" to be a principal investment risk, please include it in the summary prospectus, and discuss in the Principal Investment Strategies sections that the Fund may invest in other investment companies; if not, please delete it from page 8.

Management of the Fund

9. On page 9, the prospectus states that "Ernest Cecilia is Chief Investment Officer at BMT Investment Funds ('BMT'). He has held that position since [2012]." Since the registrant, BMT Investment Funds, is a new entity and has the same name, please further clarify "BMT."

Financial Highlights

10. In this section, the prospectus refers to multiple funds. Because this prospectus appears to cover only one fund—the BMT Multi-Cap Fund—please revise this section to reflect that.

Part C—Other Information

11. Please confirm to the staff that the Fund will file the Operating Expenses Limitation Agreement as an exhibit to the registration statement.

Closing

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate that fact in your response letter and briefly state the basis for your position. Where changes are made in response to our comments, provide information regarding the nature of the change and, if appropriate, the location of such new or revised disclosure in the amended filing. As required by the rule, please insure that you mark new or revised disclosure to indicate the change.

Please advise us if you have submitted or expect to submit a no-action request in connection with your registration statement.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Should you have any questions regarding this letter, please contact me at (202) 551-6405.

Sincerely,

/s/ Samantha Brutlag

Samantha Brutlag
Attorney
Disclosure Review Office